April 25, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Beazer Homes USA, Inc. Form 10-K for the Fiscal Year Ended September 30, 2010 Filed on November 5, 2010 File No.: 001-12822

Dear Ms. Long:

This letter is being submitted by Beazer Homes USA, Inc. (the “Company”), in response to the additional comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 20, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-K, filed by the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. The terms “we,” “us,” and “our” in the responses refer to the Company.

Securities and Exchange Commission

April 25, 2011

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2010

Item 3. Legal Proceedings, page 24

1.	We note your response to comment two of our letter dated March 25, 2011. Specifically, we note your statement that “the Company was not a party, adverse or otherwise, to such complaint (emphasis added).” In determining not to include disclosure in your periodic reports regarding the claim against Mr. McCarthy, please tell us what consideration you gave as to whether Mr. McCarthy had a material interest adverse to you. Please refer to Instruction 4 to Item 103 of Regulation S-K.

Response

We were not an adverse party in a litigation sense and barring such a “bright line” fact situation, the analysis with respect to the disclosure obligation under Item 103 was less clear and involved consideration of several factors. As you are aware, the Commission has taken the view that whether or not an officer’s material interest is “adverse” to the registrant depends on the facts and circumstances of each proceeding. See Compliance and Disclosure Interpretation on Item 103 of Regulation S-K dated July 3, 2008 (Q 105.03).

In determining the Company’s disclosure obligations, we considered the fact that the Company had no potential liability to Mr. McCarthy or the SEC in this matter under Section 304 of the Sarbanes-Oxley Act and that the Company had previously resolved its issues with the Department of Justice and the SEC with respect to the matters that were the subject of the Wells Notice. In our analysis, we also considered the fact that the Company had no private right of action under Section 304 against Mr. McCarthy and the fact that the Company was not involved in the negotiations between Mr. McCarthy and the SEC. Since we were not a party to the negotiations, we had no ability to affect the outcome or to conclude that our interests in the matter were diverging from Mr. McCarthy’s. While we considered the fact that any amounts paid by Mr. McCarthy under Section 304 would be received by us, we also considered that there had not been an instance in which a chief executive officer, not charged with wrong doing, had been required to reimburse his/her company at a level considered to be material to the Company. In our analysis, we also considered our belief, which was consistent with Mr. McCarthy’s, that a settlement was in the best interests of both him and the Company. Accordingly, under these unique and very extraordinary circumstances where the Company was essentially a by-stander and did not stand to lose any money, we did not consider our interests to be adverse to Mr. McCarthy. Notwithstanding the conclusion we reached as a result of this analysis, in the future, if another Section 304 action is brought involving the Company, we will include disclosure of such action under Item 103, in our periodic reports in addition to disclosure in a Form 8-K filing as we did with respect to Mr. McCarthy.

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April 25, 2011

Given the finalization of this judgment as of March 29, 2011, the Company will disclose the financial impact of the related reimbursement in our Form 10-Q for the quarter ended March 31, 2011.

Annual Incentive Compensation, page 32

2.	We note your response to comment 22 of our letter dated March 25, 2011. In addition to the proposed disclosure, please also tell us, with a view toward future disclosure, the bonus potential of each named executive officer at the threshold level of each performance metric as well as the threshold level, if any, of the economic profit account metric that must be achieved before an award is granted pursuant to this metric.

Response

The table below sets forth the bonus potential for each named executive officer at the threshold level on an aggregate basis, as well as for each performance metric included in the calculation. In addition, we have included below the table, the economic profit account metric for each component that is required to be met before an award will be granted. The established goals for each metric below, along with the amounts actually achieved, were previously provided in our April 7, 2011 response letter.

	EPA Comp (a)	Maturity Comp (b)	TNW Comp (c)	Capital Growth Comp (d)	Total Bonus at Threshold

Ian McCarthy	200,400	159,600	159,600	79,920	599,520

Allan Merrill	100,200	79,800	79,800	39,960	299,760

Ken Khoury	66,800	53,200	53,200	26,640	199,840

Bob Salomon	45,090	35,910	35,910	17,982	134,892

(a)	With respect to the Economic Profit Account (EPA) compensation component, when we achieved 75% of the EPA budget, the participants became eligible for the threshold bonus level with respect to EPA Compensation, which component represented 33.33% of their bonus potential under the award grant.
(b)	For the debt maturity compensation component, when we achieved the extinguishment or extension of $375 million of the principal amount of existing debt, the participants became eligible for the threshold bonus level with respect to the Maturity component of the award, which component represented 26.7% of their bonus potential under the award grant.

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April 25, 2011

(c)	For the Tangible Net Worth (TNW) compensation component, when we completed transactions that improved tangible net worth by $105 million, participants became eligible for the threshold bonus level with respect to the TNW component of the award, which component represented 26.7% of their bonus potential under the award grant.
(d)	Finally, with respect to the compensation component tied to accessing new capital growth, if the Company had achieved $75 million in dollar value commitments for land financing and/or land banking, the participants would be eligible for the threshold bonus level for this component, which component represented 13.3% of their bonus potential under the award grant. This threshold was not achieved.

Our future filings will include expanded disclosure regarding the bonus potential of each named executive officer based on the terms specific to the applicable bonus plan such as the bonus potential of each named executive officer at the threshold level of each performance metric as well as the threshold level, if any, of the economic profit account metric that must be achieved before an award is granted pursuant to this metric.

Long-Term Incentive Compensation, page 32

3.	We note your response to comment 26 of our letter dated March 25, 2011. You state that the compensation committee used its judgment in determining the amounts of equity awards to grant to the named executive officers. You further state that, in making these awards, the compensation committee considers several general factors. With a view toward future disclosure, please tell us how the compensation committee determines the varying sizes of the awards received by the named executive officers.

Response

In general, in determining the varying sizes of the equity awards to the named executive officers, the Committee considered the level of responsibility of each named executive officer, grants made by our competitors to their officers with similar levels of responsibilities, historical award practices at the Company, previous award levels to each individual, the limitations on the Company’s ability to make awards in recent years, the continued depressed prices of the Company’s stock, and good governance practices. The Committee did not adhere to a set formula or formal allocation process, nor did the Committee apply any specific weighting to the factors described above. After considering such factors, the Committee members used their professional judgment to establish the size of the award received by each named executive officer.

With respect to the 2010 grants, the Committee started by determining the total number of awards to be made to all plan participants. In determining such aggregate number of awards to be granted, the Committee reviewed the Company’s historical

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April 25, 2011

grant amounts and how those amounts compared with the various widely utilized corporate governance metrics (the “burn rate”). Once a total pool of awards to be granted for 2010 was established, the Committee then determined how much of such total pool would be set aside for grants to the named executive officers. In making such determination, the Committee looked at the factors described above, including the Company’s historical practice and also compensation opportunities for named executive officers of our peer companies. The Committee believed it was important that equity grant levels to the named executive officers generally be in line with that of our competitors. The determination of the specific number of awards to be made to each named executive officer out of this pool was then made in the professional judgment of the members of the Committee taking into account the factors described above and the total compensation amount such award would result in being paid to each named executive officer for 2010 (assuming targeted bonus levels were reached). Black-Scholes methodology was used to value such awards. In addition, the Committee started with the view, which we believe is generally accepted in public companies, that Mr. McCarthy, as the highest ranking executive of the management team, should receive the largest grant with the other grant amounts then reflective of the relative ranking of such recipient, subject to any special circumstances that would warrant the increase or decrease in such proposed award amount (e.g. a desire to “catch up” an officer who may have received fewer award grants in prior years or a reduction in the award amount based on a reduction in responsibilities). However, for 2010, no such special circumstances existed other than with respect to Mr. Salomon whose grant was increased to reflect both increased responsibilities and a need to bring his total compensation opportunity in line with executives at peer companies with similar responsibilities.

Our future filings will include expanded disclosure regarding the compensation committee’s process for determining the varying sizes of the awards received by the named executive officers, as applicable.

Item 7. Management’s Discussion and Analysis . . . . page 31

Items Impacting Comparability Between Periods, page 38

Fiscal 2010 versus 2009, page 45

Liquidity and Capital Resources, page 46

4.

We have read your response to prior comment four. You indicate that you will endeavor to continue to improve your disclosures related to your gross profit analysis of homes closed. Please show us how these improved disclosures will look. You further indicated that you believe that disclosing the amount to which revenues recognized exceeded your valuation adjustments estimates and the related favorable impact on gross profit could not be provided without potential

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misinterpretation by the uses of the financial statement. Please clarify the nature of these potential misinterpretations. We assume that detailed discussions by management would avoid any such misinterpretations. As such, we continue to believe that a discussion and analysis regarding the favorable impact to gross profit would be useful to investors. Please refer to Items 303(A)(3)(i) and (ii) of Regulations S-K for guidance.

Response

We understand that investors may desire to understand how closely our actual, realized results for revenue and gross profit have tracked the same metrics contained within our valuation estimates. And, we certainly agree that when we estimate the valuation of long-lived assets, such as our inventory, the assumptions we use regarding revenue are important components to the undiscounted cash flow analysis. But attempting to disclose and explain how the actual, realized revenue differed from the revenue embedded in the valuation analyses, and the purported “favorable impacts on gross profits” as requested by the Staff is problematic for a variety of reasons.

First, there are many reasons why revenue, taken alone, may be different from the revenue in the valuation estimates. These differences may arise from changes in volume (e.g. the number of homes closed), changes in price (e.g. the home selling prices) or, as would more typically be the case, a combination of both. In addition, differences in actual versus estimated revenues will almost always arise from differences in the mix of home floor plans and elevations actually sold compared to the specific mix of floor plans and elevations anticipated to be sold in the valuation estimates. Different floor plans and elevations have different sizes, amenities and, obviously, different selling prices. Our gross margins in any period will be favorably impacted by prior period impairments of our inventory regardless of whether the actual revenue realized is equal to, lesser than, or greater than revenues included in estimates used to generate valuation. Without further exploration, and presumably disclosure over each of the factors noted above, there is no way investors could understand whether, and to what extent, actual realized gross profits may have been impacted when compared to the valuation estimates.

Second, there are many other factors besides changes in revenue which determine how closely our actual, realized gross profits compare to the gross profit estimates contained within the valuation estimates. Among many factors, this may include changes in direct construction costs, which could arise from our value engineering efforts, reduced labor or raw material costs, or changes in home personalization options selected by home buyers. And since these changes in our direct cost structure may be related to, or independent from, changes in the revenue they cannot be linked to changes in gross profits in a simple manner.

Third, attempting to quantify the magnitude and underlying reason for each of these possible changes in actual realized results from the results contained within the

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valuation estimates, whether by division or by new home community, would represent an overwhelming and on-going burden on our disclosure obligations without providing investors with a coherent answer to the underlying question, regarding the accuracy of the valuation estimates?

While we are sincerely interested in assisting the Staff and investors to understand the differences between prior valuation estimates and actual, realized results, we are cautious about creating overly simplified and misleading disclosures. Since no two homes we sell are exactly the same, and our sales patterns differ between quarters and over the years, gross margins are inherently difficult to compare. Overlaying the impact of impairments only adds to the potential complexity.

Before addressing the impact of impairments, we think it is important to explain some of the vagaries inherent in homebuilding gross margins. In addition to all of the revenue and cost factors impacting gross margin noted in the paragraphs above, there are additional factors which also impact gross margin comparisons from period to period. These factors include, among others, changes in the mix of closings between reporting segments (e.g. more home sold in our West segment than our East Segment), between operating segments aggregating to our reporting segment (e.g., more homes sold in New Jersey than Virginia) and between communities within an operating segment (e.g., more first-time home buyer homes sold in New Jersey than move-up home buyer homes in New Jersey). Seasonal new home demand patterns also significantly impacts the mix of homes sold in any period, and therefore gross margins.

Adding the impact of impairments adds another dimension to the risks of making period to period gross margin comparisons. In a given quarter, our reported gross margins arise from both communities previously impaired and communities not previously impaired. In addition, certain gross margin amounts arise from recoveries of prior period costs, including warranty items that are not directly tied to communities generating revenue in the period. Gross margins from communities previously impaired would, in most instances, generate negative gross margins prior to the impact of the flow-back of the impairments. As such, the margin impact of the impairment flow-back for these communities generally exceeds total gross margin for these communities. The extent to which this flow-back is greater than reported gross margins is related to the historical cost basis of the individual assets, which obviously varies by asset.

We have not separately disclosed gross margins for previously impaired communities from those not previously impaired because the mix of home closings varies within each category of communities to such an extent that comparisons between these two types of communities would not be a reliable way to ascertain profitability trends or to assess the accuracy of previous valuation estimates. Nor do we break out the gross margin impact from activities not tied to active communities because they typically arise from non-recurring sources and tend to be relatively small.

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Also, since impairment flow-back is tied to individual lots in specific communities it will vary considerably from period to period. As a result it cannot be a standalone, meaningful indicator of either future gross margins or the accuracy of prior valuation estimates unless the number and mix of homes closed remains the same which obviously will not happen.

With all of the foregoing explanation, we are prepared to add new disclosure that would allow investors to compare, for a trailing 12-month period, the total gross margin reported with the gross margins in those communities that have previously been impaired, both before and after the impact of the impairment. We believe this new disclosure may assist investors in determining whether prior valuation estimates have resulted in gross margins within the previously impaired communities which are higher, lower or similar to the gross margins in the non-impaired communities.

We intend to include an analysis similar to the following in MD&A in our March 31, 2011 Form 10-Q and will include a reconciliation of the non-GAAP measures to the most comparable GAAP measures consistent with our prior filings:

In a given quarter, our reported gross margins arise from both communities previously impaired and communities not previously impaired. In addition as indicated above, certain gross margin amounts arise from recoveries of prior period costs, including warranty items that are not directly tied to communities generating revenue in the period. Gross margins from communities previously impaired would, in most instances, generate negative gross margins prior to the impact of the flow-back of the impairments. As such, the margin impact of the impairment flow-back for these communities generally exceeds total gross margin for these communities. The extent to which this flow-back is greater than reported gross margins is related to the historical cost basis of the individual assets, which obviously varies by asset. The mix of home closings in any particular quarter varies to such an extent that comparisons between previously impaired and never impaired communities would not be a reliable way to ascertain profitability trends or to assess the accuracy of previous valuation estimates. In addition, since impairment flow-back is tied to individual lots in specific communities it will vary considerably from period to period. As a result we analyze this flow-back impact on gross margins on a trailing twelve-month basis rather than a quarterly basis. For the trailing 12-month period, the homebuilding gross margin from our continuing operations was 5.9% and excluding interest and inventory impairments, it was 17.4%. For the same trailing 12-month period, homebuilding gross margins were as follow in those communities that have previously been impaired:

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Homebuilding Gross Margin from previously impaired communities:

Pre-impairment turn gross margin	-10.4%

Impact of interest amortized to COS related to these communities	6.0%

Pre-impairment turn gross margin, excluding interest amortization	-4.4%

Impact of impairment turns	20.7%

Gross margin (post impairment turns), excluding interest	16.3%

5.	We have read your response to prior comment six. Please expand your proposed disclosure to provide a more comprehensive explanation of the underlying reasons for changes in components which impacted your cash flows from operations. For example, you indicated that cash flows from operating activities were impacted by the reduction in inventory related to home closings and the timing differences between the closeout of older communities and the start up of new communities. However, you have not provided any insight as to how home closings and timing differences between closeouts of old communities and the start up new communities impacted inventory reductions for all periods presented. Please highlight how the increase in home closings in 2010 compared to 2009 impacted your cash flows from operations. Please also clarify how collections of receivable and other assets impacted your cash flows from operation as well. Please revise your disclosure for all periods presented to provide more insight by providing a more robust discussion and quantifying, where possible.

Response

The Company acknowledges the Staff’s comment and will, in future filings, include a discussion and analysis of the Company’s operating cash flows for each period presented. The Company will discuss and explain material changes in working capital and the primary drivers of those changes similar to the following:

“During fiscal 2010, our net cash provided by operating activities was $69.7 million compared to $93.8 million during fiscal 2009. A significant portion of our net cash provided by operating activities was due to the receipt of federal income tax refunds totaling $135.8 million and $172.5 million for the fiscal years ended September 30, 2010 and 2009, respectively. Our net cash from operating activities was also impacted by reductions in inventory (excluding inventory impairments and

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abandonment charges and decreases in consolidated inventory not owned) of $82.5 million and $208.4 million for fiscal 2010 and 2009, respectively, related primarily to home closings in excess of homes under construction at one period end as compared to the other. Inventory also was impacted by the closeout of older communities which had completed land development and generally higher land basis as compared to new communities in the early development stages. Cash flow from operations in fiscal 2009 also benefited from higher collection of accounts receivable as evidenced by the $19.5 million decrease in accounts receivable from the prior fiscal year end. Also, fiscal 2010 and 2009 had decreases in other assets of $3.8 million and $25.1 million, respectively, primarily related to collection of amounts due from land sales and the cash release of utility deposits. Partially offsetting our cash provided by operations were decreases collectively in trade accounts payables and other liabilities of $39.4 million and $170.3 million in fiscal 2010 and 2009, respectively related to the reduction in inventory and related development expenditures as of each period end.”

Item 8. Financial Statements and Supplementary Data, page 51

(7) Borrowings, page 69

6.	We have read your response to prior comment nine. Please provide the following:

•

You indicated that the prepaid stock purchase contracts will convert to common stock based on the applicable settlement factor, which will be between 3.5126 shares per unit and 4.3029 shares per unit. With reference to the applicable settlement factor, as defined in the offering document, please disclose how you determined whether there is a beneficial conversion feature associated with your prepaid stock purchase contracts. Please cite the accounting literature used to support your conclusion;

•

Please tell us and disclose how you account for your prepaid stock purchase contracts in calculating your earnings per share. In your earnings per share footnote on page 60, please disclose and quantify the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do would have been antidilutive for the period(s) presented. Refer to ASC 230-10-50-1(c) for additional guidance.

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April 25, 2011

Response

ASC 470-20 defines a beneficial conversion feature as “a nondetachable conversion feature that is in the money at the commitment date.” As previously disclosed, the prepaid stock purchase contracts are legally separable and detachable from the amortizing debt component of the Tangible Equity Units (TEUs). In addition, the TEU’s are publically traded and were issued at the current market price. The prepaid stock purchase contracts were initially valued at their relative fair value on the date of issuance. As a result, the Company determined that there were no beneficial conversion features associated with these instruments.

With respect to the Staff’s comment regarding the earnings per share impact of the prepaid stock purchase contracts (PSPs), basic weighted average shares outstanding will not be impacted until settlement of the PSPs and issuance of the common stock since these convertible units are not outstanding as of period end and are not “outstanding shares” under ASC 260 – Earnings Per Share.

Diluted weighted average shares outstanding are increased for the shares to be issued under the PSPs to the extent that they are not antidilutive as follows:

•

The PSP shares to be hypothetically converted are determined based on the Applicable Market Value (i.e. our average closing stock price for the 20 trading days prior to three days before the quarter end).

•	These shares are assumed to be outstanding as of the first day of the quarter, or as of the contract effective date in the case of the first quarter outstanding.

•

Since there are no interest earned on or expensed related to the PSPs, there is no interest add-back. As a result, the PSP shares will be included in diluted EPS unless the Company is in a loss position for the quarter.

In future filings beginning with the Company’s Form 10-Q for the quarter ended March 31, 2011, we will include disclosure similar to the following:

“In computing diluted loss per share for the three and six months ended March 31, 2011, 25,408,740 common shares issuable upon conversion of our Mandatory Convertible Subordinated Notes and Tangible Equity Unit prepaid stock purchase contracts were excluded from the computation of diluted loss per share as a result of their anti-dilutive effect.”.

(13) Contingencies, page 81

Other Matters, pages 84

7.	We have read your response to prior comment 14. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of ASC 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In future filings, please disclose the range of reasonably possible loss or additional loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50 and SAB Topic 5:Y.

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Response

We will disclose in future filings a range of reasonably possible losses or additional losses or state that such losses cannot be estimated beginning with the March 31, 2011 Form 10-Q as applicable.

Item 15. Exhibits and Financial Statement Schedules, page 103

8.	We note your response to comment 16 of our letter dated March 25, 2011. However, we are still unable to locate Schedule 5.16 and Exhibit A-2 to your amended and restated credit agreement listed as Exhibit 10.31. Please advise.

Response

Although listed in the Table of Contents for the credit agreement, neither Schedule 5.16 nor Exhibit A-2 were ever prepared for the credit agreement and, therefore, were not included in the revised copy of the credit agreement filed in February 2010 and referenced in our letter dated March 25, 2011.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

General

9.	Please address the comments above in future filings, as applicable.

Response

We will address the Staff’s comments above in future filings, as applicable.

(4) Inventory

Inventory Impairments, page 15

10.	We have read your response to prior comment 32. We have the following comments.

•

You indicate that you specifically reviewed actual and trending home sales prices and sales incentives for home sales that occurred in the prior fiscal quarters that remained in backlog at the end of the fiscal quarter and expected future homes sales prices and sales incentives and absorption over the expected

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remaining life of the community and compared your community to your competition. Please provide us with a summary of the result of this analysis. Please tell us what the prevailing trends were, including whether your results were in line with your competition. Please also tell us how you used this information to help you conclude that your inventory was recoverable at December 31, 2010; and

•

You also concluded that there were no held for development impairments related to your estimated cash flow impairment calculations for the three months ended December 31, 2010. Please disclose whether there were any held for development inventories where your cash flow impairment calculations did not substantially exceed the carrying value of the held for development inventories. For any inventories for which the carrying value was close to the fair value, please disclose the carrying value of these inventories.

Response

As we stated in our April 7, 2011 response to prior comment 32, our accounting policies require that we review actual and trending home sales prices and sales incentives for home sales that occurred in the prior fiscal quarters that remain in backlog at the end of the fiscal quarter and expected future home sales prices, sales incentives and absorptions over the expected remaining life of the community and that we compare our communities to those of our competition in each specific and local market.

In performing this analysis, we establish a “watch list” of communities that carry profit margins in backlog and in our forecast that are below a minimum threshold of profitability. Written analyses are prepared that discuss the competitive environment and other factors contributing to profit margins below our minimum threshold. Where the current quarter competitive and market dynamics indicate the recoverability of our investment may be in question, undiscounted cash flow analyses are prepared for each community.

These cash flow analyses require assumptions regarding the mix of house plans to be sold, home sale prices and incentives for each plan, construction costs for each plan and, among other things, assumptions regarding future home sales prices and construction costs. The most important assumptions for the undiscounted cash flow analysis relate to home sales prices today and in the future, the pace of sales to occur per month and the costs to construct each home today and in the future. We begin with a review of our current monthly community competitive analysis for each community on the watch list. We then visit each of our competitor’s projects and perform comparative analyses with our specific community, considering square footage of homes offered, amenities offered, location, school districts, etc. and the pace of home sales of our competitor communities in relation to our community. Based on this competitive analysis, we make adjustments to our pricing in order to bring our specific community into competitive balance with our competitors. These adjusted prices are used in our undiscounted cash flow analysis for the specific community. To avoid unrealistic long-term assumptions, which could favorably impact future profitability by increasing

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impairments in current periods, we make assumptions regarding sales price escalation in the later years of certain long lived communities. We calculate an escalation assumption for each community using the specific market 10-year historical home price volatility prepared by an independent third party. Our direct construction costs assumptions are initially based on current contracts and material pricing. For long lived communities for which we included sales price appreciation, we also employ escalation of our construction costs in the applicable time periods. Finally, we ensure that the monthly sales absorptions used in our undiscounted cash flow analyses relate to those achieved by our competitors for the specific communities.

We also take into account the historical sales performance seasonality of our industry and the actions of our competitors. For instance, the fourth calendar quarter of any year is historically the lowest sales quarter for our industry due principally to the year-end holidays. Also, many of our public competitors complete their fiscal years at December 31st and typically increase sales incentives to induce sales to ensure higher backlogs entering into their next fiscal year. We generally do not endeavor to match those specific year end close out type incentives offered by our competitors during the December quarter.

As a result of the factors discussed above, the Company does not compile an overall summary of actual and trending home sales prices and sales incentives for all active communities. For the quarter ended December 31, 2010, we prepared our undiscounted cash flow analyses for each individual identified community using the process discussed above. Of the analyses prepared, each of the communities generated cash flows in excess of their carrying value. Of the two communities for which undiscounted cash flow analyses were performed, one community consisting of 28 remaining lots and $3.1 million of carrying value, generated cash flows exceeding its carrying value by $135,000. The other community, consisting of 205 lots and $13.1 million in carrying value, generated cash flows exceeding its carrying value by $387,000.

*        *        *         *        *

In preparing our response to the Staff’s comments, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company understands there are competing demands for the SEC Staff’s time, but would appreciate any effort by the SEC Staff to resolve these comments as quickly as possible. The Company’s second quarter earnings press release is currently scheduled for Tuesday, May 3, 2011. Given the desire to incorporate our responses to the Staff’s comments in our financial statement disclosures for the period ended March 31, 2011, the Company would appreciate the SEC Staff’s effort to conclude these discussions by May 2, 2011. Please direct any further questions or comments you may have regarding our responses to the SEC Staff’s comments to me at (770) 829-3728.

Sincerely,

/s/ Kenneth F. Khoury

Kenneth F. Khoury
Executive Vice President and General Counsel

cc:

Jessica Dickerson, Securities and Exchange Commission, Staff Attorney

Robert L. Salomon, Beazer Homes USA, Inc., Senior Vice President, Chief Accounting Officer and Controller

Patrick W. Macken, Esq., Troutman Sanders LLP